File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ✓                     Form 40-F         .

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                           No    ✓   .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                      .]

Monthly Sales Report - December 2003
Regulated Announcement for the month of December 2003
SIGNATURES

Monthly Sales Report-December 2003	3
Regulated Announcement for the month of December 2003	4 - 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.

For the month of December 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2003.

     Sales volume (NT$ : Thousand)

Time	Item	2003	2002	Changes	(%)

December	Invoice amount	1,654,551	1,357,155	297,396	21.91%
December	Net Sales	1,647,899	1,206,340	441,559	36.60%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of	Limit
	December, 2003 end	November, 2003 end	of lending

MXIC	0	0	12,574,885
MXIC’s subsidiaries	1,474,298	1,474,298	5,762,936

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	December	Bal. As of period end

MXIC	12,574,885	0	4,400,602
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,400,602
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities denominated		For the position of
in foreign currencies		floating rate liabilities

Underlying assets /liabilities	1,269	Underlying assets/liabilities	0
Financial instruments	5	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of December 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	November 30, 2003	December 31, 2003	Changes

Executive Director & Chairman	Ding Hua Hu	2,051,247	2,933,283	3,500,283	567,000
Assistant Vice President	Simon Wang	0	6,615,252	6,495,252	-120,000
Assistant Vice President	J.T.Chung	0	2,901,060	2,900,760	-300
Assistant Vice President	T.J.Lu	0	372,885	372,585	-300

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on November 30, 2003	shares on November 30, 2003	units on December 31, 2003	shares on December 31, 2003

1,434,225.3	14,342,253.0	1,434,225.3	14,342,253.0

     Outstanding amount of Convertible Bonds :

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on November 30, 2003	On December 30, 2003

0.5% Convertible Bonds Due 2007	NT$28.2329	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of December 2003.

     The acquisition of assets : None

     The disposition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/12/15	ABN AMRO Bond Fund	20,768,575.7600	14.4605	300,323,990
2003/12/26	Shinkong Chi-Shin Fund	43,695,342.1800	13.7167 ~ 13.7580	600,859,195
2003/12/31	Transcend Fortune Bond Fund	42,909,983.4000	11.6752	500,982,638
2003/12/31	Ta Chong Bond Fund	46,561,053.9000	12.4469 ~ 12.4870	580,696,368
2003/12/31	Mega Diamond Bond Fund	54,700,990.1400	10.9235 ~ 11.0138	600,793,652

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: January 27, 2004	By:	/s/ Paul Yeh

Name: Paul Yeh Title: Associate Vice President of Finance Center